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May 23, 2022	Ralph De Martino
Partner
Office of Manufacturing	(202) 724-6848 direct
Division of Corporation Finance	rdemartino@afslaw.com

United States Securities and Exchange Commission

100 F St NE

Washington, DC 20549

Attention:	Jennifer Angelini
Sergio Chinos

Re: Nova LifeStyle, Inc. Registration Statement on Form S-3

Filed November 24, 2021 (File No. 333-261343)

To Whom It May Concern:

The undersigned serves as counsel to Nova LifeStyle, Inc. (“Nova”). Contemporaneous with the submission of this correspondence, Nova filed its Amendment No. 2 (the “Amendment”) to its Registration Statement on Form S-3 filed on April 26, 2022 (File No. 333-261343). The Amendment inter alia responds to the Staff’s comments included in the Staff’s letter (the “Comment Letter”) dated May 3, 2022 and addressed to Thanh H. Lam, Chief Executive Officer of Nova. For the convenience of the Staff, the comments included in the Staff’s May 3, 2022 letter are reposted below (in bold) and Nova’s response follows each comment in italix.

Amendment No. 1 to Form S-3

General

1. We note your response to prior comment two. Please further revise your disclosure as follows:

●	Disclose on your prospectus cover that your auditor is subject to the determinations announced by the PCAOB on December 16, 2021, and whether and how the Holding Foreign Companies Accountable Act (HFCAA) and related regulations will affect your company. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

We acknowledge your comment and inform you that the requested changes have been made.

●	Revise your prospectus summary to disclose that trading in your securities may be prohibited under the HFCAA since the PCAOB has determined that it cannot inspect or investigate completely your auditor, and as a result Nasdaq may determine to delist your securities. Disclose that your auditor is subject to the determinations announced by the PCAOB on December 16, 2021, and has been identified by the Commission.

We acknowledge your comment and inform you that the requested changes have been made.

May 23, 2022 Page 2

●	We note your disclosure about the HFCAA. Please expand your risk factor to disclose that the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of “noninspection years” from three years to two years, and thus, would reduce the time before your securities may be prohibited from trading or delisted. Update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

We acknowledge your comment and inform you that the requested changes have been made.

2. We note that your registration statement incorporates by reference your Form 10-K for the fiscal year ended December 31, 2021, which in turn incorporates by reference certain Part III information from a definitive proxy statement that you filed on April 26, 2022. Please revise to specifically incorporate by reference this proxy statement.

We acknowledge your comment and inform you that the requested changes have been made.

Exhibits

3. Please have your auditor revise its consent to refer to the “use” of the report in the registration statement, rather than to its “incorporation by reference.” Additionally, the consent should also include a statement acknowledging the reference to them as an expert in accounting and auditing. Refer to Rule 436 of Regulation C.

In a telephone conversation with the Staff subsequent to the issuance of the Comment Letter, the Staff advised the undersigned counsel to the registrant that the comment in the first sentence of Item 3 could be ignored, and therefore the requested change has not been made. We acknowledge your comment in the second sentence of Item 3 and inform you that the requested change have been made.

If you have any comments or questions please feel free to address them to the undersigned. You can reach me at my office at 202-724-6848, on my mobile telephone number at 202-415-8300, and via email at ralph.demartino@afslaw.com.

Thank you in advance for your prompt attention to this Correspondence and to the Amendment.

Respectfully submitted,

Ralph V. De Martino

RVD/mc

cc: Ms. Thanh (Tawny) H. Lam